SAN JOAQUIN RESOURCES INC.
                        #1305 - 1090 WEST GEORGIA STREET
                              VANCOUVER, BC V6E 3V7
                     TEL: (604) 685-9316 FAX: (604) 683-1585
                                  (OTCBB: SJQR)

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NEWS RELEASE                                                    OCTOBER 10, 2000

J. Timothy Bowes, President of San Joaquin Resources Inc., reports that the Company's stock has been cleared for trading on the OTC Bulletin Board by NASD Regulation, Inc. under the symbol "SJQR". The Company's subsidiary, San Joaquin Oil & Gas Ltd., was formed in September 1999 to acquire oil and gas prospects in the San Joaquin Basin of Southern California.

DIRECTORS

The President, CEO and Director of San Joaquin Resources Inc. is J. Timothy Bowes. After graduating in 1981 from the University of British Columbia with an MBA, Mr. Bowes worked in the oil and gas exploration and production business as a Petroleum Landman. Prior to entering into the investment banking business in 1994, Mr. Bowes was Manager of the Land Department for a large Canadian oil and gas company. In the investment banking business, Mr. Bowes worked for Yorkton Securities Inc., specializing in the oil and gas sector. Upon leaving Yorkton Securities Inc. in March, 1999, Mr. Bowes was a Vice President (subject to regulatory approval).

Two additional directors of the Company are Mr. Colin McNeil and Mr. Nick DeMare. Mr. McNeil graduated in 1966 from the University of Calgary with a Bachelor of Science (Geology) degree. Shortly after entering into the oil and gas business, he specialized in geophysics. In 1994 he left a large Canadian oil and gas producer with his last job being Manager of International Exploration. During the past six years, Mr. McNeil has been employed as a geophysics consultant specializing in international exploration. In this capacity he served as a Director of several Canadian companies listed on Exchanges in Canada.

Mr. Nick DeMare graduated in 1979 from the University of British Columbia with a Bachelor of Commerce degree. Mr. DeMare is a Chartered Accountant, whose practise is primarily associated with small companies in the mining and oil and gas business. He is the president of Chase Management Ltd., a private British Columbia company which provides a broad range of administrative, management and financial services to private and public companies with varied interests in mineral, oil and gas exploration and development assets. Mr. DeMare has served as a director of many publicly traded companies in Canada during the past ten years.

ACTIVITY

During the past year, San Joaquin Resources Inc. has been developing and acquiring prospects in the San Joaquin Basin. As of September 30, 2000, all of the Company=s projects are without known reserves and the Company=s operations are exploratory in nature. There are no assurances that the Company will discover sufficient economic reserves and successfully develop its prospects. To date, the Company has developed the following prospects where it has acquired oil and gas leases:

WILLOW SPRINGS PROSPECT


Location:                West side  of the San Joaquin basin in Townships 29 and
                         30 South, Range 21 East, Kern County, California.


Leases: To date the Company acquired one petroleum and natural gas lease containing 65 acres from the United States Department of the Interior, Bureau of Land Management


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                         and over 650 acres of freehold oil and gas leases.  The
                         leases will have a lessor royalty of between 12.5% to 20% with a term ranging between two to ten years.


Ownership:               The Company has a 100%  working  interest in the leases
                         it acquires on the Willow Springs Prospect and net revenue interests of 77% to 84.5%.


Access and Topography:   The Willow  Springs Prospect  is situated  in low hills
                         with some small ravines. The proposed surface location of an exploration well is accessible by paved and well graded dirt roads.


Geological Description:  The  Willow  Springs  Prospect  is  a  four way  closed anticline defined by well data including stratigraphic correlation, dip meter and core dip. The primary reservoir targets are the Phacoides sandstone, Oceanic sandstone, and Point of Rocks sandstone. The Phacoides and Point of Rocks sandstones are trapped by four way closure whereas the Oceanic sandstone is trapped by a combination structure and stratigraphic trap. The seal with respect to the prospect is over 6,000 feet of shale dominated by Monterey and Temblor formation. The prospect size is approximately 550 acres for the Phacoides sandstone, 320 acres for the Oceanic sandstone, and 500 acres for the Point of Rocks sandstone. An exploration well to test this prospect would be roughly 8,000 feet (MD). It is expected that the gravity of the oil, should it be found, will be in the range of 35(degree)to 50(degree)API (a measurement of the density of liquid petroleum). Light crude oil generally has an API of between 35(degree)to 45(degree); therefore, management believes the API of the oil is economical to produce. This range was obtained from offsetting fields.


CROCKER CANYON PROSPECT



Location:                The Crocker Canyon Prospect is located on the west side
                         of the San Joaquin  basin in Townships 30 and 31 South,
                         Range  21 East in Kern and San  Luis  Obispo  Counties,
                         California.


Leases: The Company acquired on March 16, 2000 two United States Department of the Interior, Bureau of Land Management petroleum and natural gas leases totalling 2,732 net acres which cover the prospect. These leases are for a ten year term with a 12.5% lesser royalty.


Ownership:               The  Company has a 100%  working interest in the Canyon
                         Creek Prospect, with an 84.5% net revenue interest in the prospect.


Access and Topography:   The surface area is mountainous with steep ravines. The
                         proposed exploration well drill site is accessible by paved and well graded dirt roads.


Geological Description:  The  Canyon  Creek   prospect  is  a  four  way  closed
                         defined by well data Geological Description:  including
                         stratigraphic correlation;  dip meter and core dip. The
                         primary reservoir  targets are the Carneros  sandstone,
                         Phacoides sandstone, Oceanic sandstone and the Point of
                         Rocks.  For the  Carneros  sandstone  the closure  area
                         prospect  size is between 2,150 to 3,400 acres with the
                         remaining  three  reservoirs   having  a  closure  area
                         (prospect  size) of between  2,000 to 3,150 acres.  The
                         seal  for this  prospect  is over  8,000  feet of shale
                         dominated   Monterey   and   Temblor   formations.   An
                         exploration well to test this prospect would be drilled to approximately 10,000 feet (MD). It is expected that the gravity of the oil would range between 35(degree) to 50(degree); therefore, management believes the API of the oil is economical to produce. The estimated API based upon the gravity of oil in offsetting fields.



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San Joaquin Resources Inc.                                          News Release
October 10, 2000                                                          Page 3



OTHER ASSETS

San Joaquin Resources Inc. acquired four membership interests in Hilton Petroleum Greater San Joaquin Basin Joint Venture LLC (AHilton LLC@), a Colorado limited liability company, for an investment of $398,000. As of December 31, 1999, the Company owned 20% of Hilton LLC=s membership interests, which in turn owns a 2.25% working interest in various prospects in the San Joaquin Basin. The Company has subsequently elected not to fund any further capital contributions for Hilton LLC and expects to have its interest in Hilton LLC converted to shares of Hilton Petroleum Ltd., the manager of Hilton LLC, pursuant to the terms of Hilton LLC=s operating agreement. The number of shares will be based upon the average of the closing price of the shares of Hilton Petroleum Ltd. on the Canadian Venture Exchange for the 30 days immediately prior to September 30, 2000.

EXPLORATION STRATEGY

Currently the Company is in the process of providing reviews of the Willow Springs and Crocker Canyon prospects to a variety of third parties. The strategy is to farmout all or a large portion of San Joaquin=s 100% working interest in these two prospects in order to obtain back the capital it has invested, along with having a well drilled on each prospect in 2001. The capital the Company receives for the two prospects will be used to finance a participating interest in the two prospects, along with the acquisition of oil and gas leases on additional prospects the Company has.

NEW SHARE ISSUE

In order to fund the capital program of San Joaquin Resources Inc. in 2001, a new share issue will be required. Currently the capital market for junior oil and gas exploration companies is weak, thereby making it difficult to raise additional capital by selling shares to new investors. This situation may change in the foreseeable future, given the recent increase in the price of oil and natural gas, however, there are no assurances the situation will change.

NEW OPPORTUNITIES

It is the Board of Directors= desire to obtain new opportunities for San Joaquin Resources Inc. which will materially increase the value of San Joaquin Resources Inc.'s shares.

ON BEHALF OF THE BOARD,


"J. TIMOTHY BOWES"
------------------------------------
J. Timothy Bowes,
President



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